Exhibit 99.3
16 August 2011
James Hardie Industries SE
Results for the 1st Quarter Ended 30 June 2011

	Three Months Ended 30 June
			%
US GAAP - US$ Millions	FY12	FY11	Change

Net Sales
USA and Europe Fibre Cement	$219.8	$233.0	(6)
Asia Pacific Fibre Cement	93.8	85.4	10
Total Net Sales	$313.6	$318.4	(2)
Cost of goods sold	(205.4)	(201.6)	(2)
Gross profit	108.2	116.8	(7)
Selling, general and administrative expenses	(45.5)	(45.9)	1
Research & development expenses	(7.0)	(7.0)	—
Asbestos adjustments	(38.2)	63.1	—
EBIT	17.5	127.0	(86)
Net interest expense	(1.0)	(1.1)	9
Other expense	(1.5)	(4.4)	66
Operating profit before income taxes	15.0	121.5	(88)
Income tax expense	(14.0)	(16.6)	16
Net operating profit	$1.0	$104.9	(99)

Earnings per share — diluted (US cents)	0.2	23.9	(99)

Volume (mmsf)
USA and Europe Fibre Cement	332.4	354.8	(6)
Asia Pacific Fibre Cement	97.8	106.4	(8)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US $661	US $657	1
Asia Pacific Fibre Cement	A$903	A$908	(1)
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 11. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	1

Total Net Sales
Total net sales for the quarter decreased 2% compared to the prior corresponding quarter from US$318.4 million to US$313.6 million. Revenue was unfavourably impacted by lower sales volume, partially offset by an appreciation of the Asia Pacific currencies against the US dollar.
USA and Europe Fibre Cement
Net sales for the quarter decreased 6% from US$233.0 million to US$219.8 million compared to the prior corresponding quarter primarily due to lower sales volume, partially offset by an increase in average net sales price.
Sales volume declined 6% compared to the prior corresponding quarter as activity in the US housing and repair and remodel sectors continued to disappoint amid weak economic conditions. Sales volume in the prior corresponding quarter was favourably affected by the US government tax incentive, which expired at the end of April 2010.
The average net sales price increased 1% from US$657 per thousand square feet to US$661 per thousand square feet primarily as a result of a favourable shift in product mix.
Discussion
For the quarter, USA and Europe Fibre Cement volume was down 6% compared to the prior corresponding quarter, reflecting the continued subdued residential construction market and the favourable impact of tax incentives available to US home buyers in the prior corresponding quarter.
Single family housing starts, which are a key driver for the company’s performance, were 123,600 in the June 2011 quarter, 13% below the June 2010 quarter, according to the US Census Bureau.
Against this background, USA and Europe Fibre Cement EBIT deceased by 14%, primarily driven by lower sales volume, higher pulp costs, higher freight costs (due to higher fuel prices and the reduced availability of flatbed trucks), partially offset by a 1% increase in the average net sales price and lower SG&A expenses.
The average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 5% higher than in the equivalent period of last year and 5% higher than in the fourth quarter of the prior fiscal year.
Overall, the operating environment remains inhibited by a combination of factors such as relatively low consumer confidence, limited access to credit for prospective home buyers, declining house values and the continued supply of foreclosed houses.
Asia Pacific Fibre Cement
Net sales increased 10% from US$85.4 million in the prior corresponding quarter to US$93.8 million in the current quarter due to the higher value of the Asia Pacific business’ currencies against the US dollar. In Australian dollars, net sales decreased 9% due to lower sales volume and the depreciation of the New Zealand dollar and Philippine Peso against the Australian dollar.
Discussion
Asia Pacific Fibre Cement volume was down 8% in the quarter compared to the prior corresponding quarter driven by a softer operating environment, increased competitor activity, particularly in the entry level housing segment, and an increase in the proportion of multi-dwelling buildings as a component of total starts. The prior corresponding quarter also benefited from the Australian Federal Government’s economic stimulus package.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	2

In Australia, declining consumer confidence, the end of the government social housing construction initiative and general uncertainty about the domestic and global economic outlook has had a dampening effect upon the residential construction market in the first quarter. According to the Australian Bureau of Statistics (ABS), data for June quarter showed total dwellings approved decreased 14% compared to the previous corresponding quarter, with detached housing approvals down 13%.
In Australia, the Scyon™ brand product range continued to build momentum in the first quarter, with Scyon products representing 18% of sales in the June quarter compared to 15% in the prior corresponding quarter.
In New Zealand, the operating environment remains subdued with the construction of new houses at near historic lows. Lower sales volume, together with unfavourable fixed cost absorption driven by lower production volumes and partially offset by a higher average net sales price, led to lower EBIT in New Zealand dollars this quarter.
In the Philippines, sales volume for the quarter was lower compared to the prior corresponding quarter due to a reduction in domestic and export demand; however, EBIT was higher in local currency due to higher selling prices and lower SG&A expenses.
Against this background, Asia Pacific Fibre Cement EBIT for the quarter decreased 5% from US$22.1 million in the prior corresponding quarter to US$21.1 million. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 20%, primarily due to lower sales volume, higher freight costs, unfavourable manufacturing performance and the depreciation of the New Zealand dollar and Philippine peso against the Australian dollar, partially offset by lower SG&A cost.
Gross Profit
Gross profit decreased 7% from US$116.8 million in the prior corresponding quarter to US$108.2 million. The gross profit margin decreased 2.2 percentage points from 36.7% to 34.5%.
Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit decreased 11%, of which 7% was due to lower sales volume, 4% due to higher freight costs and 2% due to higher input costs (primarily pulp), partially offset by a 2% benefit from an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 2.0 percentage points in the quarter when compared to the previous corresponding quarter.
Asia Pacific Fibre Cement gross profit increased 2% in the current quarter compared to the previous corresponding quarter. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased by 15% compared to the prior corresponding quarter, of which 8% was due to lower sales volume, 4% due to unfavourable manufacturing performance, 2% due to higher freight costs and 1% due to the depreciation of the New Zealand dollar and Philippine Peso against the Australian dollar.
The gross profit margin of the Asia Pacific Fibre Cement business decreased by 2.5 percentage points in the quarter when compared to the previous corresponding quarter.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 1%, from US$45.9 million to US$45.5 million. Lower SG&A expenses were partially offset by the appreciation of the Asia Pacific business’ currencies against the US dollar. As a percentage of sales, SG&A expenses increased 0.1 percentage points to 14.5%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.6 million.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	3

ASIC Proceedings
On 17 December 2010, the New South Wales Court of Appeal dismissed the company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the company pay 90% of the costs incurred by ASIC in respect of the company’s appeal.
The Court of Appeal also allowed the appeals brought by the former non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions.
ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeals judgment in favour of the former directors’ and former officer’s appeals. Two former officers also filed special leave applications to the High Court. The company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application.
During the quarter, the company incurred legal costs related to the ASIC proceedings of US$0.2 million. These costs decreased 67% compared to the prior corresponding quarter.
The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 30 June 2011 have totaled US$14.6 million.
Readers are referred to Note 9 of the company’s 30 June 2011 Condensed Consolidated Financial Statements for further information about the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 10% higher for the quarter at US$4.5 million, compared to the corresponding quarter of the prior year.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 14% lower for the quarter at US$2.5 million compared to the prior corresponding quarter.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date. The Australian dollar appreciated against the US dollar by 4% from 31 March 2011 to 30 June 2011, compared to a 7% depreciation during the corresponding period of last year.
Asbestos adjustments resulting from the effect of foreign exchange movements were unfavourable adjustments of US$38.2 million, compared to favourable adjustments of US$63.1 million in the corresponding quarter of the prior year.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	4

Claims Data
For the three months ended 30 June 2011, there were 101 claims received, a reduction from 135 claims received for the corresponding quarter of the prior year and lower than actuarial expectations of 140 claims for the current quarter.
There were 109 claims settled for the three months ended 30 June 2011, an increase from 100 claims settled for the prior corresponding quarter and below actuarial expectations of 122 claims for the current quarter.
The average claim settlement was A$174,000 for the three months ended 30 June 2011, lower than the A$190,000 average claim settlement for the prior corresponding quarter, and below actuarial expectations for the current quarter.
Asbestos claims paid totaled A$25.1 million for the three months ended 30 June 2011, an increase from A$20.2 million claims paid for the same quarter last year, but below the actuarial expectation of A$27.1 million for the current period. The lower than expected expenditure was due to lower settlement activity and lower than expected claim settlement sizes.
All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 June 2011 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT for the quarter moved from US$127.0 million in the prior corresponding quarter to US$17.5 million. EBIT for the quarter includes unfavourable asbestos adjustments of US$38.2 million (resulting solely from the appreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.6 million and ASIC expenses of US$0.2 million. For the corresponding quarter in the prior year, EBIT included favourable asbestos adjustments of US$63.1 million (resulting solely from the depreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.4 million and ASIC expenses of US$0.6 million, as shown in the table below.

	Three Months Ended 30 June
EBIT - US$ Millions	FY12	FY11	% Change
USA and Europe Fibre Cement	$48.0	$56.1	(14)
Asia Pacific Fibre Cement	21.1	22.1	(5)
Research & Development	(5.1)	(5.0)	(2)
General Corporate:
General corporate costs	(7.7)	(8.9)	13
Asbestos adjustments	(38.2)	63.1	—
AICF SG&A expenses	(0.6)	(0.4)	(50)
EBIT	17.5	127.0	(86)
Excluding:
Asbestos:
Asbestos adjustments	38.2	(63.1)	—
AICF SG&A expenses	0.6	0.4	50
ASIC related expenses	0.2	0.6	(67)
EBIT excluding asbestos and ASIC expenses	$56.5	$64.9	(13)
Net sales	$313.6	$318.4	(2)
EBIT margin excluding asbestos and ASIC expenses	18.0%	20.4%

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	5

USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT for the quarter decreased 14% from US$56.1 million to US$48.0 million compared to the corresponding quarter in the prior year. The decrease in EBIT was driven by lower sales volume, higher freight costs and higher input costs (primarily pulp), partially offset by a higher average net sales price and lower SG&A expenses. The USA and Europe Fibre Cement EBIT margin was 2.3 percentage points lower at 21.8%.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 5% from US$22.1 million to US$21.1 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 20%, primarily due to lower sales volume, higher freight costs, unfavourable manufacturing performance and the depreciation of the New Zealand dollar and Philippine Peso against the Australian dollar, partially offset by lower SG&A cost. The Asia Pacific Fibre Cement EBIT margin was 3.4 percentage points lower at 22.5%.
General Corporate Costs
General corporate costs for the quarter decreased 13% from US$8.9 million to US$7.7 million compared to the corresponding quarter in the prior year.
General corporate costs in the corresponding quarter of the prior year included domicile change related costs of US$0.9 million, compared to nil in the current quarter. In addition, ASIC expenses for the quarter decreased from US$0.6 million in the prior corresponding quarter to US$0.2 million. ASIC expenses are included in SG&A expenses.
General corporate costs excluding ASIC expenses and domicile change related costs of US$7.5 million for the quarter were relatively consistent with costs incurred in the corresponding quarter of the prior year.
Net Interest Expense
Net interest expense decreased from US$1.1 million in the corresponding quarter of the prior year to US$1.0 million in the current quarter. Net interest expense for the quarter ended 30 June 2011 includes interest and borrowing costs relating to the company’s external credit facilities of US$1.0 million and a realised loss of US$0.8 million on interest rate swaps, partially offset by AICF interest income of US$0.5 million. Net interest expense for the quarter ended 30 June 2010 includes a realised loss of US$0.4 million on interest rate swaps and AICF interest income of US$0.6 million.
Other Expense
Other expense, which relates solely to movements in the fair value of interest rate swap contracts, moved from US$4.4 million in the corresponding quarter of the prior year to US$1.5 million in the current quarter.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	6

Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$16.6 million to US$14.0 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 26.5% for the quarter, compared to 31.4% for the corresponding quarter of the prior year. The change in effective tax rate excluding asbestos and tax adjustments compared to the prior corresponding period is attributable to changes in the geographic mix of earnings and expenses, as a higher proportion of the company’s earnings was derived in jurisdictions with lower statutory tax rates. Income earned by the USA and Europe Fibre Cement segment is subject to statutory tax rates of approximately 35.0%, whereas income earned in other jurisdictions is subject to statutory tax rates of between 12.5% and 30.0%. The company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies. During the quarter, the USA and Europe Fibre Cement segment comprised a lower proportion of segment earnings, partly as a consequence of appreciation of other currencies against the US dollar, compared with the prior corresponding period.
Tax Adjustments
The company recorded net favourable tax adjustments of US$0.1 million for the quarter, compared to favourable tax adjustments of US$2.1 million for the corresponding quarter of the prior year. Tax adjustments for the quarter consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable. Tax adjustments in the prior corresponding quarter relate primarily to adjustments in the value of provisions for uncertain tax positions.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (GIC) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivables Policy, RCI would pay 50% of the total amended assessment, being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, the company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	7

As a result of the Federal Court’s decision, the company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and appealed the Federal Court’s judgment. RCI’s appeal was heard in May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
Net Operating Profit
Net operating profit for the quarter was US$1.0 million, compared to US$104.9 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased from US$40.5 million to US$39.4 million as shown in the table below.

	Three Months Ended 30 June
Net Operating Profit - US$ millions	FY12	FY11	% Change
Net operating profit	$1.0	$104.9	(99)

Excluding:

Asbestos:
Asbestos adjustments	38.2	(63.1)	—
AICF SG&A expenses	0.6	0.4	50
AICF interest income	(0.5)	(0.6)	17
Tax expense related to asbestos adjustments	—	0.4	—
ASIC related expenses	0.2	0.6	(67)
Tax adjustments	(0.1)	(2.1)	95

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$39.4	$40.5	(3)

Cash Flow
Net operating cash flow moved from net cash used in operating activities of US$25.0 million in the corresponding quarter of the prior year to net cash provided by operating activities of US$22.0 million for the quarter ended 30 June 2011.
The movement in net operating cash flow is primarily due to the company’s contribution to AICF of US$63.7 million in the prior year, which was classified as restricted cash and reduced net operating cash flow in the corresponding quarter of the prior year. In the current quarter, the company paid withholding taxes of US$35.5 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	8

Excluding the contribution to AICF and the payment of withholding taxes, net operating cash flow increased from US$38.7 million in the corresponding quarter of the prior year to US$57.5 million due to unscheduled increases in working capital that occurred in the prior corresponding quarter.
Net capital expenditure for the purchase of property, plant and equipment decreased to US$12.0 million, from US$13.3 million in the same quarter of the prior year.
In the second quarter of fiscal year 2012, net operating cash flow will be unfavourably affected by a contribution to AICF of US$51.5 million (A$48.9 million), which was made on 1 July 2011, in accordance with the terms of the AFFA.
Liquidity and Capital Resources
At 30 June 2011, the company had net debt of US$26.9 million, which is US$13.5 million less than net debt of US$40.4 million at 31 March 2011.
At 30 June 2011, the company had credit facilities totalling US$320.0 million, of which US$103.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 June 2011
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	1.66%	$50.0	$13.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.00%	90.0	90.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$103.0

During the quarter, the company drew down US$80.0 million and repaid US$36.0 million of its term facilities. The weighted average remaining term of the total credit facilities at 30 June 2011 was 1.7 years.
If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend planned dividend payments or share buy-back activities, or take other measures to conserve cash in order to meet its future cash flow requirements.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	9

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from unutilised committed credit facilities and anticipated future net operating cash flow.
Asbestos Compensation
On 1 July 2011, the company made a contribution of US$51.5 million (A$48.9 million) to AICF. This amount represents 35% of the company’s free cash flow for financial year 2011, as defined by the AFFA. From the time AFFA was approved by the company’s security holders in February 2007 through July 2011, the company has contributed approximately A$424 million to AICF.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with an audio webcast of the Management Presentation on 16 August 2011, are available from the Investor Relations area of the company’s website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2011 with the SEC on 29 June 2011.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	10

Definitions
Non-financial Terms
ABS — Australian Bureau of Statistics.
AFFA — Amended and Restated Final Funding Agreement.
AICF — Asbestos Injuries Compensation Fund Ltd.
ASIC — Australian Securities and Investments Commission.
ATO — Australian Taxation Office.
NBSK — Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.
Return on Capital Employed — EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	11

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011
EBIT	$17.5	$127.0
Asbestos:
Asbestos adjustments	38.2	(63.1)
AICF SG&A expenses	0.6	0.4
ASIC related expenses	0.2	0.6

EBIT excluding asbestos and ASIC expenses	56.5	64.9
Net sales	$313.6	$318.4
EBIT margin excluding asbestos and ASIC expenses	18.0%	20.4%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011
Net operating profit	$1.0	$104.9
Asbestos:
Asbestos adjustments	38.2	(63.1)
AICF SG&A expenses	0.6	0.4
AICF interest income	(0.5)	(0.6)
Tax expense related to asbestos adjustments	—	0.4
ASIC related expenses	0.2	0.6
Tax adjustments	(0.1)	(2.1)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$39.4	$40.5

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	12

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$39.4	$40.5
Weighted average common shares outstanding - Diluted (millions)	438.7	438.6

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.0	9.2

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011
Operating profit before income taxes	$15.0	$121.5
Asbestos:
Asbestos adjustments	38.2	(63.1)
AICF SG&A expenses	0.6	0.4
AICF interest income	(0.5)	(0.6)

Operating profit before income taxes excluding asbestos	$53.3	$58.2

Income tax expense	(14.0)	(16.6)
Asbestos:
Tax expense related to asbestos adjustments	—	0.4
Tax adjustments	(0.1)	(2.1)

Income tax expense excluding tax adjustments	(14.1)	(18.3)

Effective tax rate excluding asbestos and tax adjustments	26.5%	31.4%

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	13

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2012	FY 2011
EBIT	$17.5	$127.0
Depreciation and amortisation	16.2	15.4

Adjusted EBITDA	$33.7	$142.4

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011
General corporate costs	$7.7	$8.9
Excluding:
ASIC related expenses	(0.2)	(0.6)
Domicile change related costs	—	(0.9)

General corporate costs excluding ASIC expenses and domicile change related costs	$7.5	$7.4

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 7 of the 30 June 2011 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 30 June 2011 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	14

James Hardie Industries SE
Consolidated Balance Sheet
30 June 2011
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$303.2	$(227.1)	$76.1
Restricted cash and cash equivalents	1.1	—	1.1
Restricted cash and cash equivalents - Asbestos	—	41.5	41.5
Restricted short-term investments - Asbestos	—	6.0	6.0
Accounts and other receivables, net of allowance for doubtful accounts of $2.6 million	131.7	0.2	131.9
Inventories	170.4	—	170.4
Prepaid expenses and other current assets	27.7	0.3	28.0
Insurance receivable - Asbestos	—	14.3	14.3
Workers’ compensation - Asbestos	—	0.4	0.4
Deferred income taxes	24.4	—	24.4
Deferred income taxes — Asbestos	—	12.1	12.1

Total current assets	658.5	(152.3)	506.2
Restricted cash and cash equivalents	4.2	—	4.2
Property, plant and equipment, net	705.4	2.5	707.9
Insurance receivable - Asbestos	—	185.1	185.1
Workers’ compensation - Asbestos	—	94.0	94.0
Deferred income taxes	24.6	—	24.6
Deferred income taxes — Asbestos	—	465.2	465.2
Other assets	30.4	—	30.4

Total assets	$1,423.1	$594.5	$2,017.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$97.8	$1.4	$99.2
Accrued payroll and employee benefits	33.7	0.2	33.9
Accrued product warranties	6.5	—	6.5
Income taxes payable	(15.7)	19.3	3.6
Asbestos liability	—	115.4	115.4
Workers’ compensation - Asbestos	—	0.4	0.4
Other liabilities	22.8	—	22.8

Total current liabilities	145.1	136.7	281.8
Long-term debt	103.0	—	103.0
Deferred income taxes	109.9	—	109.9
Accrued product warranties	19.4	—	19.4
Asbestos liability	—	1,623.0	1,623.0
Workers’ compensation - Asbestos	—	94.0	94.0
Australian Taxation Office — amended assessment	198.1	—	198.1
Other liabilities	36.5	2.6	39.1

Total liabilities	612.0	1,856.3	2,468.3

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	223.3	—	223.3
Additional paid-in capital	53.9	—	53.9
Retained earnings (accumulated deficit)	480.6	(1,264.3)	(783.7)
Accumulated other comprehensive income	53.3	2.5	55.8

Total shareholders’ equity (deficit)	811.1	(1,261.8)	(450.7)

Total liabilities and shareholders’ equity (deficit)	$1,423.1	$594.5	$2,017.6

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	15

James Hardie Industries SE
Consolidated Statement of Operations
For the year ended 30 June 2011
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
Net Sales	$313.6	$—	$313.6
Cost of goods sold	(205.4)	—	(205.4)

Gross profit	108.2	—	108.2
Selling, general and administrative expenses	(44.9)	(0.6)	(45.5)
Research and development expenses	(7.0)	—	(7.0)
Asbestos adjustments	—	(38.2)	(38.2)

EBIT	56.3	(38.8)	17.5
Net Interest (expense) income	(1.5)	0.5	(1.0)
Other expense	(1.5)	—	(1.5)

Operating profit (loss) before income taxes	53.3	(38.3)	15.0
Income tax expense	(14.0)	—	(14.0)

Net operating profit (loss)	$39.3	$(38.3)	$1.0

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	16

James Hardie Industries SE
Consolidated Statement of Cash Flows
For the year ended 30 June 2011
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
Cash Flows from Operating Activities
Net income (loss)	39.3	(38.3)	$1.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	16.2	—	16.2
Deferred income taxes	1.5	0.2	1.7
Stock-based compensation	1.5	—	1.5
Asbestos adjustments	—	38.2	38.2
Tax benefit from stock options exercised	(0.7)	—	(0.7)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	16.7	16.7
Accounts and other receivables	10.2	—	10.2
Inventories	(6.6)	—	(6.6)
Prepaid expenses and other assets	6.2	—	6.2
Insurance receivable — Asbestos	—	10.8	10.8
Accounts payable and accrued liabilities	(5.6)	(0.1)	(5.7)
Asbestos liability	—	(27.3)	(27.3)
Other accrued liabilities	(40.0)	(0.2)	(40.2)

Net cash provided by operating activities	$22.0	$—	$22.0

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(12.1)	—	(12.1)
Proceeds from sale of property, plant and equipment	0.1	—	0.1

Net cash used in investing activities	$(12.0)	$—	$(12.0)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	80.0	—	80.0
Repayments of long-term borrowings	(36.0)	—	(36.0)
Tax benefit from stock options exercised	0.7	—	0.7

Net cash provided by financing activities	$44.7	$—	$44.7

Effect of exchange rate changes on cash	2.8	—	2.8

Net increase in cash and cash equivalents	57.5	—	57.5
Cash and cash equivalents at beginning of period	18.6	—	18.6

Cash and cash equivalents at end of period	$76.1	$—	$76.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	75.3	—	75.3
Short-term deposits	0.8	—	0.8

Cash and cash equivalents at end of period	$76.1	$—	$76.1

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	17

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie — 1st Quarter FY12	18